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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0157 Expires: August 31, 2013 Estimated average burden hours per response.....……... 3

Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☒	Liquidation

☐	Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Triangle Fund LLC

3.	Securities and Exchange Commission File No.: 811-22637

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐ Initial Application                 ☒ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

745 Seventh Avenue
New York, NY 10019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Nathan Greene and Michael Shin
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
tel. no.: (212) 848-4000

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Shirin Emami
Barclays Capital Inc.
745 Seventh Avenue
New York, NY 10019
telephone number: (212) 412-7552

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐ Open-end                      ☒ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Barclays Capital Inc.
200 Park Avenue
New York, NY 10106

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                      ☒ No

If Yes, for each UIT state:
Name(s):

File No.:  811-_____

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐ Yes                                ☒ No

If Yes, state the date on which the board vote took place:

If No, explain: Unanimous written consent of the shareholders was obtained.  Pursuant to the Fund’s LLC Agreement, the Fund may be dissolved upon the vote of 2/3 of Shareholders without approval by the Board of Directors.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                ☐  No

If Yes, state the date on which the shareholder vote took place:  August 1, 2012

If No, explain:

II.           Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions: August 31, 2012

(b)	Were the distributions made on the basis of net assets?

☒ Yes                                ☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes                                ☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐ Yes                               ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?  The Fund issued Preferred Stock.

☒ Yes                      ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

The Preferred Shares have the following terms: (1) they have a term of 30 years and are not redeemable; (2) dividends may be paid to the Preferred Shareholders, at a rate of 3-month USD LIBOR plus 130 bps, if and when declared by the Board of Directors (accrued but unpaid dividends will accumulate and compound at such dividend rate); and (3) the liquidation value of each Preferred Share will equal its par value plus accrued but unpaid dividends.  In addition, under the 1940 Act, the Preferred Shares would have an aggregate liquidation value of up to one-half of the value, depending on the number of Preferred Shares issued, of the Fund’s total net assets, measured immediately after issuance of the Preferred Shares.  In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the Preferred Shares is less than one-half of the value of the Fund’s total net assets (determined after deducting the amount of such dividend or distribution) immediately after the distribution.  The Preferred Shares would have complete priority over the Common Shares as to distribution of assets.  In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, Preferred Shareholders would be entitled to receive a preferential liquidating distribution (expected to equal its liquidation value as described above) before any distribution of assets is made to Common Shareholders.  After payment of the full amount of the liquidating distribution to which they are entitled, Preferred Shareholders would not be entitled to any further participation in any distribution of assets by the Fund.

With respect to the Common Shares, in the event of the Fund’s liquidation, dissolution or winding up, each Common Share will be entitled to share ratably in all of the Fund’s assets that are legally available for distribution after the Fund pays all debts and other liabilities and subject to any preferential rights of holders of any outstanding Preferred Stock.  To the extent the Fund issues Notes, they will have similar priority rights in respect of distributions either in the ordinary course or at liquidation, dissolution or wind-up.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                ☐  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                      ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                      ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                      ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                      ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $18,312.00

(ii)	Accounting expenses: $66,061.81

(iii)	Other expenses (list and identify separately): Custodian: $16,459.40; Financial Printing: $700.00

(iv)	Total expenses (sum of lines (i)-(iii) above): $101,533.21

(b)	How were those expenses allocated? The expenses associated with the liquidation were allocated to the Fund.

(c)	Who paid those expenses? Triangle Fund LLC

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                      ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                      ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.           Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                      ☒ No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Triangle Fund LLC, (ii) she is the CEO of Triangle Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

/s/ Nizam Siddiq
Name: Nizam Siddiq
Title: Chief Executive Officer